Exhibit 10.24

July 29, 2004

MedQuist Inc.
Steve Rusckowski
Chief Executive Officer
1000 Bishops Gate Blvd.
Suite 300
Mt. Laurel, NJ  08054-4632

Dear Steve:

In response to our discussions, Nightingale is pleased to submit this Engagement Letter which sets forth our current understanding of the scope of services of the assignment as well as the general terms and conditions for the retention of Nightingale and Associates, LLC (“Nightingale”) by MedQuist Inc. (“MedQuist” or the “Company”).  It is our understanding that Nightingale will be engaged by MedQuist and will report its findings, conclusions and recommendations to the Company’s Board of Directors.

PHASE I

I.              SCOPE OF WORK:

1.                                       Effective July 30, 2004 Nightingale Will Assign Howard S. Hoffman To Assume The Position Of Interim Chief Executive Officer of MedQuist For A Period Of Three Months.  While Mr. Hoffmann Will Devote The Vast Majority Of His Time During This Period To Medquist.  You Are Aware Of And Acknowledge That Mr. Hoffmann Has Committed Up To One Day Per Week Over The Next Six Weeks On Another Non-Conflicting Nightingale Engagement.  In Addition, Mr. Hoffmann Will Be Out On Vacation On August 13 And On August 27.  He Will, Of Course, Make Every Effort To Ensure That The Work Is Properly Delegated And Proceeds Smoothly During His Absence.

PHASE II

Any Phase II activities will be entirely dependent upon the scope of continuing activities and will be subject to specific request, approval and authorization of the Company in advance of commencement.

II.            discussion

Nightingale approaches all assignments such as the one under discussion as a team effort with the management and employees of the Company involved.  It would be our intention and practice to utilize Company management and employees to undertake fact finding and analysis on our mutual behalf to the greatest extent possible.

MedQuist Engagement Letter.max

In addition, we would utilize work done by the Company or its professionals and other consultants, to the extent it may be available, in order to avoid or minimize duplication of work.

III.           cost estimate

Nightingale will invoice for the utilization of Mr. Hoffmann’s time on an hourly basis at the rate of $525 per hour subject to a cap of $100,000 per month on a cumulative basis over the three month period.

Should it become necessary to utilize the services of additional Nightingale personnel on the project, it is agreed that Nightingale will invoice professional time fees for such personnel at their prevailing hourly rates.  Nightingale agrees that it will confer with the Board of Directors before adding additional personnel to the project team.

In addition to professional time fees, out-of-pocket expenses are billed at cost, and generally range from 10% to 15% of professional time fees, depending on the amount of travel involved.  Out-of-pocket expenses consist primarily of transportation, meals, lodging, telephone, specifically assignable secretarial and office assistance, and report production.

Invoices will be submitted bi-weekly for professional time fees plus expenses, and are due and payable upon presentation via wire transfer per Addendum A attached.  Prompt payment of Nightingale invoices is a prerequisite for Nightingale’s continued work on an engagement.

Exhibit I, attached, is a summary of Nightingale professional time billing rates, and terms and conditions for engagement of our firm, and is an integral part of this Engagement Letter.

Nightingale fully understands that the Company desires to keep costs to a minimum, commensurate with achieving the objectives of the assignment and given a reasonable degree of comfort relative to the judgments, conclusions, and recommendations involved.  Every effort will be made to keep costs to a minimum.

IV.           advance deposit

Nightingale requires an Advance Deposit for all assignments of the type described above.  Given this situation, Nightingale requires an Advance Deposit of $75,000 that must be paid simultaneously with beginning project work.  Separate wiring instructions for placing client’s funds in escrow are attached hereto as Addendum B.  At the completion of the project and at the direction of the Company, Nightingale will either apply the Advance Deposit to any outstanding invoices or, if there are no unpaid invoices owing to Nightingale, promptly return the Advance Deposit to the Company.

V.            performance fees

For information, Nightingale charges a Performance Fee, in addition to professional time fees, for selected types of assignments.  Assignments where performance fees are charged include acquisitions, divestitures, mergers, refinancings, operational turnarounds, interim management, and asset recovery management.

The rationale for requiring Performance Fees for the types of engagements noted above is that Nightingale, by virtue of our experience, skills, and capabilities, is usually in a position to provide unique and material “value-added” to our clients in these types of assignments.  In addition, Nightingale can usually materially assist in structuring, negotiating, and closing agreements, arrangements and transactions on more favorable terms for our clients than would otherwise be the case.

Nightingale’s Performance Fee potential for its Phase I activities is $300 thousand payable as follows:

Mandatory Payment:                                   $150,000 due and payable on October 29, 2004

Discretionary Payment:                       Up to $150,000 due and payable by November 12, 2004.  The determination of the amount payable for this component of Nightingale’s Performance Fee will be at the complete discretion of the Company’s Board of Directors.

VI.           INDEMNIFICATION

Given the nature of this assignment, Nightingale will require a release in the form of a “Release and Indemnification” agreement from the Company prior to undertaking the project.  A copy of the “Release and Indemnification” agreement we require is attached as Exhibit II.

The rationale for this requirement is that, to the extent that any adversarial issues or proceedings occur between parties.  Nightingale, by its very presence and activities, could be caught in the “cross fire”.  Of course, the indemnity excludes gross negligence and/or willful misconduct on the part of Nightingale or any of its officers, associate or staff.

VII.         confidentiality of client information

Nightingale recognizes and acknowledges that the firm and its officers and staff have access to proprietary and confidential information in most, if not all, client assignments.  Nightingale agrees with the Company that all such non-public information received by the firm, its officers, and staff from the Company will be held and treated in strict confidence, and will not knowingly be disclosed by Nightingale, its officers, and staff to third parties.

VIII.        advertising

Nightingale shall have the right to include MedQuist in the list of Nightingale’s clients in any business development materials or advertisements used by Nightingale in the normal course of business.

IX.           caveat

Given the nature and complexity of our work, there can be no assurance that unforeseen problems may not be encountered.  In addition, it is likely that difficult and complex judgments and conclusions will have to be made on a rapid basis without full and complete information and analysis readily available.  Accordingly, Nightingale undertaken its assignments on a “Best Efforts” basis only, and makes no representations, warranties or guarantees relative to outcome, performance or results.

*  *  *  *  *  *  *  *  *  *

Nightingale will be working on other client assignments and firm matters during the period we will be working on this assignment.  However, we fully expect to be able to arrange our schedules so that work on this matter will proceed at a mutually satisfactory pace.

If this Engagement Letter conforms to your understanding of the terms and conditions of our retention, please have the appropriate party signify agreement by signing and returning the enclosed extra copy of this Engagement Letter.

We look forward to working with the Company on this challenging assignment.

Sincerely,

/s/ Howard S. Hoffman

Howard S. Hoffman
Managing Partner

READ, UNDERSTOOD AND AGREED TO BY:

MedQuist Inc.

By:	/s/ Stephen H. Rusckowski

Title:	CEO

Date:	July 30, 2004

EXHIBIT I

NIGHTINGALE & ASSOCIATES, LLC

COMPENSATION AND FEE ARRANGEMENTS

I.              professional time fees and expenses

Nightingale & Associates, LLC charges professional time fees on an hourly basis for all assignments.  The prevailing Professional time fees for Principals range fro $450 - $525 per hour.  For Managing Directors the range is from $350 - $450 per hour and for Associates the range is from $250 - $375 per hour.

The rates quoted in the Engagement Letter are typically held throughout the life of the assignment.  However, on long-term assignments of six months or more, changing market conditions may require an adjustment to Nightingale’s billing rates.  Therefore, Nightingale reserves the right to adjust its rates during the performance of work on an assignment upon 30 days written notice to the client after six months of work on an assignment.

Out-of-pocket expenses are billed at cost, and generally range from 10% to 15% of professional time fees, depending on the amount of travel involved.  Out-of-pocket expenses consist primarily of travel and transportation, meals, lodging, telephone, secretarial and office assistance, report production and, in the case of some acquisition, divestiture, and related assignments, advertising, mailing, and related costs.  Out-of-pocket expenses also apply to Nightingale staff members who reside out of the area when working out of Nightingale’s office in Stamford, CT on a client project.  For assignments undertaken for clients domiciled in the State of Connecticut, a 6% professional services tax on professional time fees and Performance Fees also applies.

II.            CONTINGENT peRfORMANCe fees

For certain types of assignments, including divestitures, interim management, operational turnarounds, asset recovery management, licensing, acquisitions, mergers, joint ventures, and refinancings, Nightingale charges a Performance Fee in addition to hourly professional time fees.

The rationale for the Performance Fee is that Nightingale can usually materially assist a client achieve far more favorable results and returns than would otherwise be the case.  Nightingale brings unique skills and creativity, along with proven and highly successful experience, to those transaction, turnaround and interim management oriented assignments where Performance Fees are charged.  Nightingale’s performance and contribution in all such assignments undertaken to date has, to the best of our knowledge, exceeded the expectations of our clients and knowledgeable outside observers.

The Performance Fee is based upon the size, circumstances, and complexity of each particular situation, and is established and agreed to by mutual consent between the client and Nightingale prior to formal engagement.

III.           other engagement terms and conditions

•                                          Nightingale works under a policy whereby the services of our firm can be terminated by the client, or by Nightingale, at any time upon oral notice, followed by written confirmation.

•                                          The client is responsible for professional time fees and expense charges up to the time of notification of termination.  In addition, Performance Fee payments, if applicable, are due and payable on a pro rata basis in the event of unilateral termination by the client.

•                                          Should Nightingale resign during the course of an assignment, we agree to remain active and provide reasonable assistance during a designated transition period to phase in, on an orderly basis, a replacement organization of the client’s choosing.

•                                          For most types of assignments, including Company Viability Evaluations for third parties, Interim Management, Operational Turnaround, Crisis Management and Asset Recovery Management assignments.  Nightingale requires a broad Indemnity Agreement from the client or other financially responsible party.

•                                          The rationale for requiring an Indemnity Agreement is that by their very nature, Viability Evaluations, Interim Management, Operational Turnaround, Crisis Management and Asset Recovery Management assignments require a great many decisions and operating judgments to be made on a day to day basis, and the firm necessarily acts as the Agent or representative of its client.  To the extent any real or potential adversarial issues or proceedings are related to the situation, Nightingale, by its very presence, could be caught in the “crossfire”.

*  *  *  *  *  *  *  *  *  *

EXHIBIT II

RELEASE AND INDEMNIFICATION

The undersigned, MedQuist Inc. (the “Company”), acknowledging that Nightingale 7 Associates, LLC (“Nightingale”) has been engaged to render services to the Company, for and on behalf of itself and its subsidiaries, and the successors and assigns of the Company and its subsidiaries, hereby waives and releases any and all claims or causes of action that it may now have or which may arise in the future against any “Consultant Party” (which shall consist of, collectively, Nightingale and each of its contractors and subcontractors, and all of the employees, officers, directors, shareholders and principals of Nightingale) arising out of or relating in any way to “Covered Services” (which shall consist of services rendered by any Consultant Party pursuant to the attached agreement relating to the Company or any aspect of its business or assets whether such services consist of consulting services, management services, or any other type of services) including, without limitation, any loss or claim thereof arising or allegedly incurred as a result of actions taken or omitted to be taken by the Company, its shareholders, or any other party, based in any way upon any recommendations or suggestions by any Consultant, Party relating to the Company or any aspect of its business or assets, but excluding from the foregoing waiver and release any claim or cause of action arising out of any act of gross negligence or willful misconduct of any Consultant Party.

The Company further hereby agrees to indemnify and hold harmless any Consultant Party from each of the judgments, suits, costs, expenses and disbursements of any kind or nature whatsoever which may be imposed upon, incurred by or asserted against any of the Consultant Parties arising out of or relating in any way to Covered Services pursuant to the attached agreement including, without limitation, any loss or claim thereof arising or allegedly incurred as a result of actions taken or omitted to be taken by the Company, its shareholders, or any other party, based in any way upon any recommendations or suggestions by any Consultant Party relating to the Company or any aspect of its business or assets; but excluding from the foregoing indemnification obligation any matter arising out of any act of gross negligence or willful misconduct of any Consultant Party.

Dated: July	, 2004

MedQuist Inc.

/s/ Stephen H. Rusckowski
By

STEPHEN H. RUSCKOWSKI
Print Name

CEO
Title